Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gs@jardines.com

Group Secretariat

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

02060412

02 NOV 15 AM 11:52

SUPPL

1st November 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a copy of a press release issued on 1st November 2002 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

dw 12/11

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

For immediate release

Partial Offer for Cycle & Carriage Closes with Strong Support from Shareholders

1st November 2002 – Jardine Strategic Holdings Limited today announced that the voluntary conditional cash partial offer (the "Partial Offer") for Cycle & Carriage Limited ("C&C") closed at 3.30 p.m. on 1st November 2002 (the "Closing Date") having previously been declared unconditional in all respects.

As at 3.30 p.m. on the Closing Date, Jardine Strategic had received valid acceptances in respect of 111,312,540 C&C shares, representing approximately 46.09 per cent. of the issued share capital of C&C as at 18th October 2002. Under the terms of the Partial Offer, Jardine Strategic will acquire 50,664,760 C&C shares (the "Offer Shares") so that its shareholding in C&C, together with those of its concert parties, will increase to 50.2 per cent. Acceptances will be met in full or in part to the extent necessary for Jardine Strategic to acquire the Offer Shares. Acceptances in excess of the Offer Shares will be scaled down proportionately in accordance with the terms of the Partial Offer.

Jardine Strategic also received valid votes in favour of the Partial Offer in respect of 125,764,497 C&C shares, representing approximately 99.15 per cent. of the shares voted under the terms of the Partial Offer.

Commenting on the close of the Partial Offer, Group Managing Director, Percy Weatherall, said, "We have been pleased with the positive response to the Partial Offer and the overwhelming endorsement of the shareholders of Cycle & Carriage. Jardines has been supportive of Cycle & Carriage for a number of years, and Jardine Strategic's majority shareholding following this Partial Offer will reinforce our commitment to the group's development."

A further announcement will be made as soon as practicable to inform C&C shareholders of the basis used in computing the acceptance of excess shares. Consideration will be despatched to accepting C&C shareholders by ordinary post as soon as practicable, in any event by 22nd November 2002. All acceptances received after 3.30 p.m. on the Closing Date will be rejected.

Jardine Strategic is a holding company which takes long-term strategic investments in multinational businesses, particularly those with an Asian focus, and in other high quality companies with existing or potential links with the Jardine Matheson Group. Its principal attributable interests are in Jardine Matheson (51 per cent.), Dairy Farm (69 per cent.), Hongkong Land (41 per cent.), Mandarin Oriental (71 per cent.) and C&C (29 per cent.).

- end -

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Megan Ross (852) 2501 7986
Eric Teo (65) 6551 5431

This and other Group announcements can be accessed through the Internet at "www.jardines.com".

The full announcement of the close of the Partial Offer is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

The directors of Jardine Strategic Holdings Limited (including any who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and opinions expressed in this press release are fair and accurate and that no material facts have been omitted from this press release, and they jointly and severally accept responsibility accordingly.